Exhibit (a)(5)(A)

EA COMMENCES ALL CASH TENDER OFFER TO PURCHASE

TAKE-TWO INTERACTIVE SOFTWARE SHARES FOR $26.00 PER SHARE

Price Offers 64% Premium Over Closing Price on Feb. 15

REDWOOD CITY, Calif., March 13, 2008 – Electronic Arts Inc. (“EA”) (NASDAQ: ERTS) today announced that a wholly owned subsidiary of EA commenced a tender offer for all of the currently outstanding shares of common stock of Take-Two Interactive Software, Inc. (“Take-Two”) (NASDAQ: TTWO) for $26.00 per share in cash.

The offer is valued at approximately $2 billion and represents a 64% premium over Take-Two’s closing stock price on February 15, the last trading day before EA sent its revised proposal to Take-Two.

EA Chief Executive Officer John Riccitiello: “This is a great opportunity for Take-Two shareholders. We believe Take-Two investors will see our tender offer as the best way to maximize the value of their investment in Take-Two. This tender offer provides a clear process to complete the proposed transaction. For EA shareholders, the combination would add additional intellectual properties to our already strong portfolio and welcome Take-Two’s talented creative teams to the great development organization we’ve built at EA.”

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 11, 2008, unless the tender offer is extended.

The tender offer is not conditioned upon financing. The tender offer is conditioned upon, among other things,

(1) EA being able to acquire a majority of the outstanding shares (fully-diluted) of Take-Two in the tender offer;

(2) the anti-takeover provisions of Section 203 of the Delaware General Corporation Law not being applied to the tender offer or any subsequent merger with EA;

(3) the expiration or termination of any applicable Hart-Scott-Rodino waiting period and;

(4) Take-Two entering into a merger agreement on terms satisfactory to EA in its reasonable judgment.

Morgan Stanley & Co. Incorporated is acting as the Dealer Manager for the tender offer and Georgeson Inc. is acting as Information Agent for the tender offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Take-Two. The description of the tender offer contained in this press release is not intended to be a full or detailed description of the terms or conditions of the tender offer. Take-Two shareholders are urged to read the disclosure documents that will be filed later today with the Securities and Exchange Commission (the “SEC”), including the tender offer statement, regarding the tender offer because they contain important information. The disclosure documents (when they are available), and any other documents relating to the tender offer that are filed with the SEC, may be obtained at no charge by directing a request by mail to Georgeson, Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (800) 213-0473, and may also be obtained at no charge at http://investor.ea.com or the website maintained by the SEC at http://www.sec.gov.

This release does not constitute a solicitation of proxies in connection with any matter to be considered at Take-Two’s 2008 annual meeting of stockholders. Neither EA nor its subsidiary making the tender offer is soliciting, or intends to solicit, proxies in respect of any matter to be considered at Take-Two’s 2008 annual meeting.

An Open Letter to the gaming community: http://www.eatake2.com.

For additional information, please contact:

Jeff Brown VP Communications Electronic Arts 650-628-7922	Tricia Gugler Director of IR Electronic Arts 650-628-7327	David Drake Georgeson 212-440-9861

About Electronic Arts

Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS(TM), EA(TM), EA SPORTS BIG(TM) and POGO(TM). In fiscal 2007, EA posted revenue of $3.09 billion and had 24 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.

EA, EA SPORTS, EA SPORTS BIG and POGO are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries.

Forward Looking Statements

Some statements set forth in this communication, including those regarding EA’s offer to acquire Take-Two and the expected impact of the acquisition on EA’s strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as “anticipate”, “believe”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that EA’s offer to acquire Take-Two will not be consummated; the possibility that, even if EA’s offer is consummated, the transaction will not close or that the closing may be delayed; the effect of the announcement of the offer on EA’s and Take-Two’s strategic relationships, operating results and business generally, including the ability to retain key employees; EA’s ability to successfully integrate Take-Two’s operations and employees; general economic conditions; and other factors described in EA’s SEC filings (including EA’s Annual Report on Form 10-K for the year ended March 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended December 31, 2007). If any of these risks or uncertainties materializes, the offer may not be consummated, the acquisition may not be consummated, the potential benefits of the acquisition may not be realized, EA’s and/or Take-Two’s operating results and financial performance could suffer, and actual results could differ materially from the expectations described in these forward-looking statements. All information in this communication is as of March 13, 2008. EA undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.